Via Facsimile and U.S. Mail
Mail Stop 4720

March 31, 2010

Michael S. Paquette
Executive Vice President and Chief Financial Officer
Montpelier Re Holdings Ltd.
Montpelier House
94 Pitts Bay Road
Pembroke HM 08, Bermuda

      Re: Montpelier Re Holdings Ltd.
             Preliminary Proxy Statement
             Filed March 18, 2010
             File No. 001-31468

Dear Mr. Paquette:

      We have completed our review of the above listed filing and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director